Attachment 77(I)


SAFECO Municipal Bond Fund, SAFECO Washington Municipal Bond Fund, and SAFECO California Tax-Free Income Fund, each a series of the Registrant, began issuing Class A shares of common stock at $.001 par value on September 30, 1996.
Class A shares are subject to a maximum front end sales charge of 4.5% declining to zero with an investment of $1,000,000 or more and carry a 25 basis point service fee.

Each of the three series above also began issuing Class B shares of common stock at $.001 par value on September 30, 1996. Class B shares are subject to a maximum contingent deferred sales charge of 5.00% declining to zero over six years. Class B shares automatically convert to Class A shares in the first month following the sixth anniversary of the initial investment. Class B shares carry a 25 basis point service fee and a 75 basis point distribution fee.